GoldenTree SC 13D/A

Exhibit 99.4

GoldenTree Asset Management, LP 300 Park Avenue, 21st Floor New York, NY 10022 Telephone: 212-847-3500 Toll Free: 866-465-GTAM Facsimile: 212-847-3434

August 16, 2019

Board of Directors

Oi S.A.

Rua Humberto de Campos 425- 8 andar

Rio de Janeiro

22430-190

Brazil

Re: Chief Executive Officer

Dear Board Members:

We are the largest shareholder of Oi S.A. During Oi’s years of restructuring, we were supportive of the Company as its largest bondholder, having acquired a significant stake in the Company’s bonds even before it filed for restructuring. As you know, we converted the vast majority of our bondholder debt to equity and were the largest participant in the R$4 billion rights offering, one of the largest private sector rights offerings in Brazilian history. Our support for, and confidence in, the Company’s future was unwavering during some of its most difficult moments.

We now fear the long-term future of the Company is in serious jeopardy because of poor decision- making, disappointing financial and operational performance, and a failure to apply important corporate governance principles enshrined in the Plan of Reorganization. We believe these serious issues can be fixed, but it will require the Board to act immediately before the damage to Oi becomes irreversible. Put simply, the Board must appoint a CEO who can fully implement the Company’s operational turnaround and pursue the value accretive opportunities outlined by the Company in the Strategic Plan just released to the market.

As you are undoubtedly aware, the Plan of Reorganization was specifically and expressly crafted to include provisions for independent governance, which is the lynchpin for the Plan and insures the long-term viability of the Company. Section 9.1.1(iii) of the Plan of Reorganization contains unambiguous independent governance provisions, which include: (i) implementation of an independent interim board of directors prior to the conversion of the debt to equity; (ii) followed by an independent permanent board to be implemented after conversion of the debt to equity; and (iii) the right of the permanent independent board to freely replace existing management, specifically addressing the CEO and CFO positions.

The creditors converted their debt to equity and subscribed for the rights offering; trading in Oi’s equity and debt has occurred in express reliance on these governance provisions of the Plan of Reorganization.

Since emerging from reorganization and restructuring its balance sheet, the Company has done poorly on every important financial metric. The Company has reported results well below projections set forth in the Economic Financial Report filed on December 21, 2017 in the context of the Plan of Reorganization. The reported revenue and EBITDA for 2018 were significantly below projections in the Report, and the results for the quarter ended June 30, 2019 further evidence the continuing deterioration of the Company’s financial and operating performance. The sharp market sell-off in response to this latest earnings report simply confirms the widely held view that the Company’s performance will continue to deteriorate absent a change in the existing management team.

The present consensus analysts’ estimates for 2019 are for revenue 16.3% below the projections in the Report, and 9.4% below analysts’ estimates at the beginning of 2019, just a few months ago. Furthermore, the Company’s EBITDA guidance is 25.2% below projections in the Report, and 26.2% below analysts’ estimates at the beginning of 2019. These analyst estimates reflect a high degree of skepticism about the ability of the current management team to oversee the successful implementation of the recently released Strategic Plan and reverse continuing underperformance, which has universally disappointed current market expectations.

The deterioration of Oi’s financial results are in stark comparison to its peers. Analysts expect TIM’s revenue and EBITDA to grow 3.2% and 5.4% respectively in 2019, after achieving 5% revenue growth and 10.3% EBITDA growth in 2018. Likewise, Vivo is expected to achieve positive 2019 revenue and EBITDA growth of 1.6% and 2.1%, respectively.

Skepticism about the ability of the management team to implement the Strategic Plan extends to the disposition of non-core assets. Management has for many months expressed optimism about asset sales, including the Company’s stake in Unitel. Despite management’s expressed optimism, there is significant concern about the Company’s liquidity as there has been no tangible progress reported to the markets. As an aside, if the asset sales do not materialize, we would consider providing additional liquidity, but that is not an option for us under the existing management team. Other than optimistic pronouncements on asset sales and other aspects of the Company’s Strategic Plan, we do not believe that the Company has disclosed a single positive material development in the Company’s turnaround. And, based on the latest earnings report, it appears that investors will not be seeing such developments anytime soon.

It is clear to us that the way to reverse Oi’s downward spiral is for the Board to take swift and corrective action. Only a seasoned operational CEO can properly execute the critical priorities established in the Company’s Strategic Plan. In fact, we believe that all of the Company’s stakeholders expect the Company immediately to appoint an experienced operational CEO to oversee and implement the Strategic Plan, and are disappointed that this has not already occurred. While we have no doubt that the current CEO is an accomplished lawyer, the financial and operational challenges facing the Company require the skills and expertise of an operational CEO with significant telecom experience. It is imperative that such a CEO, who can lead a focused and experienced management team, be installed immediately.

Section 9.1.1(iii) of the Plan of Reorganization, and the general principles of fiduciary duties, vest the Board with the express power to replace the CEO. Every day that you fail to do so risks further deterioration in Oi’s value and squandering an opportunity to transform Oi into a viable competitive market player in the best interests of all of its stakeholders and Brazil. The reorganization and balance sheet restructuring represent a shining example of foreign investment and consensus building in Brazil, and it would be most unfortunate if having achieved such great success, the Company’s legacy is tarnished by its failure to transform its operational performance. Urgent action is required. We hope and expect that you will take it.

Sincerely,

GoldenTree Asset Management LP